Exhibit 99.1

VIQ Solutions Inc.

Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(Expressed in United States dollars)

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	September 30, 2023	December 31, 2022
Assets
Current assets
Cash	$1,733,477	$1,657,571
Trade and other receivables, net of allowance for doubtful accounts (note 4)	5,002,727	5,305,728
Income taxes recoverable	27,538	104,670
Inventories	33,874	37,807
Other current assets	1,969,760	2,050,661
Non-current assets	8,767,376	9,156,437
Restricted cash	246,251	463,743
Property and equipment, net	1,072,141	1,432,133
Right-of-use assets, net	607,455	1,058,600
Intangible assets, net (note 5)	8,498,527	10,731,917
Goodwill (note 5)	11,779,054	12,047,048
Deferred tax assets (note 15)	–	655,004
Total assets	$30,970,804	$35,544,882

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,370,371	$5,937,880
Income taxes payable	25,610	45,212
Share-based payment liability (note 8)	23,910	31,487
Derivative warrant liability (note 7)	161,169	290,712
Current portion of long-term debt (note 6)	188,584	8,634,258
Current portion of lease obligations (note 14)	308,458	487,673
Contract liabilities	1,895,578	1,745,415
Non-current liabilities	9,973,680	17,172,637
Deferred tax liability	373,692	868,643
Long-term debt (note 6)	10,521,271	19,812
Long-term lease obligations (note 14)	411,913	718,575
Other long-term liabilities	1,058,464	1,121,805
Total liabilities	22,339,020	19,901,472

Shareholders' equity
Capital stock (notes 7 and 8)	76,228,950	74,690,527
Contributed surplus (note 9)	8,649,766	5,892,192
Accumulated other comprehensive loss	(1,125,117)	(1,214,354)
Deficit	(75,121,815)	(63,724,955)
Total shareholders’ equity	8,631,784	15,643,410
Total liabilities and shareholders’ equity	$30,970,804	$35,544,882

See accompanying notes to interim condensed consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue (note 13)	$10,102,827	$11,785,713	$30,674,291	$35,662,349
Cost of sales	5,770,743	6,208,528	17,279,369	18,501,913
Gross profit	4,332,084	5,577,185	13,394,922	17,160,436

Expenses
Selling and administrative expenses	5,495,347	5,960,010	16,262,292	18,628,758
Research and development expenses	186,769	164,849	520,734	642,291
Stock-based compensation (notes 8 and 9)	54,974	681,193	893,101	2,173,969
Gain on revaluation of options (note 8)	–	–	–	(1,063,662)
Gain on revaluation of RSUs (note 8)	(50,103)	(137,224)	(170,091)	(445,682)
Gain on revaluation of the derivative warrant liability (note 7)	(543,114)	(2,477,746)	(408,600)	(3,524,526)
Foreign exchange loss (gain) (note 16)	43,287	(151,354)	689,575	597,209
Depreciation	209,755	156,916	619,310	432,483
Amortization (note 5)	1,042,071	1,115,721	3,478,045	3,219,135
Interest expense (note 6)	343,882	234,892	996,974	815,733
Accretion and other financing costs (note 6)	742,933	466,316	1,147,219	755,596
Loss (gain) on contingent consideration	–	11,807	(10,389)	107,879
Impairment of goodwill and intangible assets (note 5)	–	–	157,464	–
Loss on extinguishment of debt (note 6)	–	747,865	–	747,865
Restructuring costs	474,597	134,582	531,463	303,690
Business acquisition costs	–	23,339	–	418,856
Other income	(12,031)	(170)	(21,438)	(899)
Total expenses	7,988,367	6,930,996	24,685,659	23,808,695

Current income tax expense (recovery)	7,990	(97,827)	(32,101)	74,815
Deferred income tax expense (recovery) (note 15)	714,743	73,956	138,224	(185,081)
Income tax expense (recovery)	722,733	(23,871)	106,123	(110,266)
Net loss for the period	$(4,379,016)	$(1,329,940)	$(11,396,860)	$(6,537,993)
Exchange gain (loss) on translation of foreign operations	(328,952)	(823,213)	89,237	(859,718)
Comprehensive loss for the period	$(4,707,968)	$(2,153,153)	$(11,307,623)	$(7,397,711)

Net loss per share (note 10)

Basic	(0.11)	(0.04)	(0.32)	(0.21)
Diluted	(0.11)	(0.04)	(0.32)	(0.21)
Weighted average number of common shares outstanding – basic (note 10)	38,804,967	32,749,800	36,078,834	30,854,262
Weighted average number of common shares outstanding – diluted (note 10)	38,804,967	32,749,800	36,078,834	30,854,262

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars, unaudited)

	Capital stock		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	Income(loss)	equity
Balance as at December 31, 2022	34,649,697	$74,690,527	$5,892,192	$(63,724,955)	$(1,214,354)	$15,643,410
Comprehensive loss for the period	–	–	–	(11,396,860)	89,237	(11,307,623)
Warrants issued due to debt financing costs (note 6)	–	–	2,119,914	–	–	2,119,914
Shares issued due to private placement (note 7)	5,800,000	1,443,811	–			1,443,811
Shares issued due to exercise of restricted share units (note 8)	323,515	83,527	(83,085)	–	–	442
Shares issued due to exercise of performance share units (note 8)	40,000	11,085	(11,085)	–	–	–
Share cancellation	(1,060)	–	–	–	–	–
Stock-based compensation (note 9)	–	–	731,830	–	–	731,830
Balance as at September 30, 2023	40,812,152	$76,228,950	$8,649,766	$(75,121,815)	$(1,125,117)	$8,631,784

	Capital stock		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558
Comprehensive loss for the period	–	–	–	(6,537,993)	(859,718)	(7,397,711)
Shares issued due to private placement (note 7)	3,551,852	1,886,497	–	–	–	1,886,497
Shares issued due to exercise of restricted share units (note 8)	122,227	153,802	(210,509)	–	–	(56,707)
Stock-based compensation (note 9)	–	–	1,119,225	–	–	1,119,225
Balance as at September 30, 2022	33,555,796	$74,232,063	$5,750,924	$(61,556,933)	$(785,192)	$17,640,862

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Cashflow

(Expressed in United States dollars, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating activities
Net loss for the period	$(4,379,016)	$(1,329,940)	$(11,396,860)	$(6,537,993)
Items not affecting cash:
Depreciation	209,755	156,916	619,310	432,483
Amortization	1,042,071	1,115,721	3,478,045	3,219,135
Stock-based compensation (note 9)	54,974	681,193	893,101	2,173,969
Accretion and other financing costs (note 6)	742,933	466,316	1,147,219	755,596
Interest expense (note 6)	343,882	234,722	996,974	815,732
Income tax expense (recovery)	722,732	(23,871)	106,122	(110,266)
Gain on contingent consideration	–	11,807	(10,389)	107,879
Impairment of goodwill and intangible assets (note 5)	–	–	157,464	–
Gain on revaluation of options, RSUs, and derivative warrant liability (note 7 and 8)	(593,217)	(2,614,970)	(578,691)	(5,033,870)
Loss on extinguishment of debt (note 6)	–	747,865	–	747,865
Other (income) expense	(12,031)	899	(21,438)	899
Foreign exchange loss (gain)	43,287	(151,354)	689,575	597,209
Unrealized foreign exchange (gain) loss	(87,376)	(336,861)	30,688	(325,788)
Changes in non-cash operating working capital (note 11)	527,079	(752,824)	2,046,744	1,472,955
Cash used in operating activities	(1,384,927)	(1,794,381)	(1,842,136)	(1,684,195)
Investing activities
Purchase of property and equipment	–	(659,816)	(19,828)	(897,702)
Earn-out payment	(85,575)	(552,294)	(241,135)	(745,798)
Development costs related to internally generated intangible assets (note 5)	(509,448)	(420,549)	(1,502,123)	(1,334,143)
Change in restricted cash	–	–	–	(234,286)
Cash used in investing activities	(595,023)	(1,632,659)	(1,763,086)	(3,211,929)

Financing activities
Issuance of share capital, net of issuance costs (note 8)	1,722,868	4,418,325	1,722,868	4,418,325
Proceeds from debt, net of issuance costs (note 6)	957,130	–	11,976,015	–
Payment of amendment fees on debt (note 6)	–	–	–	(239,880)
Repayment of debt (note 6)	(168,899)	(173,521)	(8,420,059)	(4,616,975)
Repayment of lease obligations (note 14)	(214,186)	(69,338)	(351,405)	(186,658)
Payment of interest on debt (note 6)	(321,751)	(210,438)	(1,122,704)	(841,724)
Payment of interest on lease obligations (note 14)	(19,963)	(23,773)	(66,059)	(78,764)
Cash provided by (used in) financing activities	1,955,199	3,941,255	3,738,656	(1,545,676)

Net (decrease) increase in cash for the period	(24,751)	514,215	133,434	(6,441,800)
Cash, beginning of period	1,792,375	3,491,907	1,657,571	10,583,534
Effect of exchange rate changes on cash	(34,147)	(151,349)	(57,528)	(286,961)
Cash, end of period	$1,733,477	$3,854,773	$1,733,477	$3,854,773

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head office is located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1T1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company's common shares began trading on the TSX and Nasdaq, under trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively. The Company’s common shares was suspended from trading on Nasdaq on October 5, 2023 due to failure to satisfy the $1.00 minimum bid price listing requirement by Nasdaq.

2.	Basis of preparation

(a)	Statement of compliance

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB” or the “Board”) and using the same accounting policies as described in the Company’s December 31, 2022 consolidated financial statements. The preparation of the interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the interim condensed consolidated financial statements, are disclosed in notes 2(d) and 3.

These interim condensed consolidated financial statements have been authorized for issue in accordance with a resolution from the Board of Directors on November 13, 2023.

(b)	Basis of preparation

The notes presented in these interim condensed consolidated financial statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all disclosures required by IFRS. These interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2022 and 2021. The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below.

Going concern uncertainty

The Company's interim condensed consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The interim condensed consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material. As of September 30, 2023, the Company has cash and cash equivalents of $1,733,477 and negative working capital. The Company has incurred recurring losses, has not yet achieved profitable operations, has a deficit of $75,121,815 since its inception. Cash flow from operations was negative for the three and nine months ended September 30, 2023 and financial waivers were obtained in relation to Beedie Note Payable for the three months ended September 30, 2023. These matters, when considered in the aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these interim condensed consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company, which will be determined by the Company’s ability to meet its financial requirements, including financial covenants within its debt agreements and its ability to raise additional capital.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The Company is evaluating several different strategies and intends to pursue actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional actions under the Company's cost-savings plan and seeking additional financing from both the public and private markets through the issuance of equity and/or debt securities. The Company's management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which may not be available to the Company.

(c)	Functional currency, presentation currency and foreign currency translation

Company/Subsidiary	Functional currency
VIQ Solutions Inc.	CAD
Dataworxs Systems Limited	CAD
VIQ Solutions, Inc.	USD
VIQ Australia PTY Ltd.	AUD
Dataworxs Systems Australia Ltd.	AUD
VIQ Solutions PTY Ltd.	AUD
VIQ Solutions Australia PTY Ltd.	AUD
VIQ PTY Ltd.	AUD
VIQ Australia Services PTY Ltd.	AUD
VIQ Services Inc.	USD
Net Transcripts, Inc.	USD
HomeTech, Inc.	USD
Transcription Express, Inc.	USD
VIQ Media Transcription Inc.	USD
wordZexpressed, Inc.	USD
VIQ Solutions (UK) Limited	GBP
VIQ Services (UK) Limited	GBP
The Transcription Agency LLP	GBP

All financial information is presented in USD unless otherwise stated.

USD / CAD exchange rate	September 30, 2023	December 31, 2022	September 30, 2022
Closing at the reporting date	0.7364	0.7370	0.7302
Average rate for the period	0.7453	0.7685	0.7663

USD / AUD exchange rate	September 30, 2023	December 31, 2022	September 30, 2022
Closing at the reporting date	0.6435	0.6805	0.6491
Average rate for the period	0.6543	0.6940	0.6835

USD / GBP exchange rate	September 30, 2023	December 31, 2022	September 30, 2022
Closing at the reporting date	1.2203	1.2103	1.1157
Average rate for the period	1.2656	1.2368	1.1765

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The financial results of each subsidiary consolidated in the Company’s interim condensed consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the interim condensed consolidated statements of loss and comprehensive loss.

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the interim condensed consolidated statement of financial position, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income (loss) and reclassified from equity to net loss on disposal of the net investment in foreign operation.

(d)	Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the interim condensed consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these interim condensed consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.

3.	Significant accounting policies

(a)	Significant accounting policies, estimates and judgments

The preparation of the interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Going concern - In the preparation of financial statements, management is required to identify when events or conditions indicate that substantial doubt may exist about the Company’s ability to continue as a going concern. Substantial doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, 12 months from the balance sheet date. When the Company identifies conditions or events that raise potential for substantial doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential substantial doubt.

The Company’s ability to continue as a going concern for the next 12 months involves significant judgment and is dependent on its ability to improve its sales and generate positive cash flow from operations and successful cost reduction from workforce optimization.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Other significant estimates and judgments made by the Company include the following:

•	Stock-based compensation
•	Warrants
•	Internally generated development
•	Functional currency
•	Income taxes
•	Allocation of the transaction price to multiple performance obligations in contracts with customers
•	Allowance for doubtful accounts
•	Goodwill impairment testing and recoverability of assets
•	Purchase price allocation
•	Contingency consideration
•	Incremental borrowing rate used to discount leases
•	Property and equipment and definite life intangible assets

(b)	New accounting pronouncements adopted in 2023

Deferred Tax related Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g., leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company has concluded there is no impact of adopting these amendments on its interim consolidated financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company has concluded there is no impact of adopting these amendments on its interim consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company has concluded there is no impact of adopting these amendments on its interim consolidated financial statements.

Other standards

The following new and amended standard did not have a significant impact on the Company’s consolidated financial statements.

•	Reference to Conceptual Framework (Amendments to IFRS 3).

(iii) Standards and interpretations issued but not yet effective

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements. The amendments are based on those originally set out in the Exposure Draft ED/2021/9, Non-current Liabilities with Covenants, Proposed Amendments to IAS 1 (the ED). In the amendments, the Board clarifies that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current. Additional disclosures are required for non-current liabilities arising from loan arrangements that are subject to covenants to be complied with within 12 months after the reporting period. The amendments will be effective for annual periods beginning on or after January 1, 2024 with early adoption permitted. The Company is currently assessing the impact of these amendments.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

4.	Trade and other receivables

	September 30, 2023	December 31, 2022
Trade accounts receivable	$4,536,668	$4,956,613
Other receivables	825,605	748,585
Less: allowance for doubtful accounts	(359,546)	(399,470)
	$5,002,727	$5,305,728

As at September 30, 2023, other receivables relate to unbilled revenue of $740,710 (December 31, 2022 - $634,226) and sales tax receivable and other receivables of $84,895 (December 31, 2022 - $114,359).

5.	Intangible assets and goodwill

Details of the Company’s intangible assets as at September 30, 2023 are listed as follows:

	December 31, 2022	Additions	Impairment	Foreign exchange	September 30, 2023
Cost
Customer relationships	$15,303,650	–	–	(131,167)	$15,172,483
Technology	470,000	–	–	–	470,000
Non-compete	118,945	–	–	(6,450)	112,495
Brand	2,379,289	–	–	(85,091)	2,294,198
Patents	15,232	–	–	(1,169)	14,063
Internally generated intangible assets	10,587,379	1,502,123	(157,464)	(6,797)	11,925,241
	$28,874,495	1,502,123	(157,464)	(230,674)	$29,988,480
Accumulated amortization
Customer relationships	9,058,485	2,032,820	–	(50,659)	11,040,646
Technology	470,000	–	–	–	470,000
Non-compete	126,431	17,594	–	(56,953)	87,072
Brand	1,945,161	371,273	–	(22,236)	2,294,198
Patents	–	827	–	(7)	820
Internally generated intangible assets	6,542,501	1,055,531	–	(815)	7,597,217
	18,142,578	3,478,045	–	(130,670)	21,489,953
Net book value	$10,731,917				$8,498,527

Details of the Company’s goodwill as of September 30, 2023 are listed as follows:

	December 31, 2022	Foreign exchange	September 30, 2023

VIQ Australia	$5,036,815	(273,609)	$4,763,206
Dataworxs	132,446	(108)	132,338
VIQ US	3,570,275	–	3,570,275
VIQ Media	2,614,802	–	2,614,802
VIQ UK	692,710	5,723	698,433
	$12,047,048	(267,994)	$11,779,054

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

6.	Long-term debt

	September 30, 2023	December 31, 2022
Beedie Investments Ltd. note payable (a)	$10,521,271	$–
Crown Capital Funding Partner LP note payable (b)	–	7,972,790
Unsecured HomeTech interest-free promissory note (c)	78,331	263,539
Unsecured WordZ 5% promissory note (c)	110,253	417,741
Less: current portion of long-term debt	(188,584)	(8,634,258)
	$10,521,271	$19,812

(a)	Beedie Investments Ltd. note payable

On January 13 2023, the Company entered into a secured debt facility (“Note Payable”) with Beedie Investments Ltd. (“Beedie”) of $12,000,000 bearing (i) an interest rate of 9.5% payable monthly, (ii) interest rate of 1.5% payable monthly on $3,000,000 available to be drawn subsequently subject to certain conditions and (iii) interest rate of 3% to be paid-in-kind per annum compounded monthly and added to the outstanding principal amount of the Note Payable and to be repaid on January 16, 2027. The Note Payable is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the Note Payable is repayable on January 16, 2027.

Under the Note Payable, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total leverage.

In connection with the Note Payable, 7,968,750 common share purchase warrants were issued to Beedie on January 16, 2023.  Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030. The Company recorded $2,010,223 reflecting the fair value of the 7,968,750 warrants associated with the loan payable as a reduction to the principal amount of $12,000,000 and the amount was recorded into equity.   The Company calculated the fair value of $2,190,197 using the Black-Scholes pricing model with the following assumptions: a share price of $0.50 CDN, an exercise price of $0.35 CDN, a volatility of 69.78%, an expected life of 7.0 years, a dividend yield of 0.0%, and a risk -free interest rate of 2.85%.

In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the five-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable subsequent advance.

The Company incurred transactions costs of $981,115 associated with establishing the Note Payable; $179,974 of transaction costs were deducted from the fair value of warrants of $2,190,197 based on the relative fair value, which resulted in $2,010,223 being credited to contributed surplus.

The Note Payable of $9,008,662 was determined using relative fair value, and transaction costs were allocated to the host debt instrument based on relative fair value and are being accreted to the face value of $12,000,000 over the term of four years.   The transaction costs are recognized as accretion and other financing costs over the term of the loan.

On July 25, 2023, in connection with the Company’s Note Payable, the Company has drawn an additional $1,000,000 (“Subsequent Advance”) from the $3,000,000 available, increasing the outstanding principal amount of the Note Payable to $13,000,000. The Company incurred $42,870 in transaction costs were incurred and were recorded as an offset to the Note Payable. The Note Payable is subject to 9.5% interest payable monthly.   In connection with the Subsequent Advance, the Company has issued 497,423 common share purchase warrants to Beedie. Each warrant is exercisable to purchase one common share of the Company at an exercise price of CDN$0.45 per warrant share. The warrants expire on July 25, 2030.

During the three months and nine months ended September 30, 2023, the Company recorded interest expense of $319,012 and $881,426, respectively, representing the cash interest payable monthly and $219,517 and $579,717, respectively, recorded as accretion and other financing costs related to the Note Payable in the interim condensed consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

On September 29, 2023, the Company amended the Note Payable agreement, which reduced the minimum balance of unrestricted cash and cash equivalent covenants up to November 30, 2023 and removed the minimum monthly adjusted EBITDA and maximum total leverage covenants up to September 30, 2023. As part of the waiver obtained, the Company agreed to pay Beedie $88,418 , which has been added to the outstanding principal amount of the loan to be repaid on January 16, 2027 and bear the same interest of 9.5% interest payable monthly interest rate of 3% to be paid-in-kind per annum compounded monthly and added to the outstanding principal amount of the Note Payable and to be repaid on January 13, 2027.

(b)	Crown Capital Funding Partner LP note payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,317,500 (CAD$15,000,000) bearing an interest rate of 10% payable quarterly. The loan was secured by a general security agreement covering all assets of the Company. Additionally, during the period ended September 30, 2020, the Company cancelled 450,000 previously issued common share purchase warrants and reissued new warrants to reflect a price per share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at September 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility, which were recorded as a reduction in the carrying value of the note payable. During the three and nine months ended September 30, 2023, the Company recorded interest expense of $nil and $34,276, respectively (three and nine months ended September 30, 2022 - $201,650 and $706,623 respectively).

The difference between the face value and ascribed value of the note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing costs over the term of the loan. During the three and nine months ended September 30, 2023, the Company recorded $nil (three and nine months ended September 30, 2022 - $110,515 and $198,157, respectively) of accretion and other financing costs related to the note payable in the interim condensed consolidated statements of loss and comprehensive loss.

The Company signed an amendment related to the Crown debt facility that required the Company to pay $4,005,768 (CAD$5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD$300,000). The interest on the Crown debt facility remained at 10% annual interest, and future interest payments were reduced to the reduced principal amount. The amendment did not result in the terms of the original agreement being substantially modified; as such, the transaction is accounted for as a modification of the old debt. The amended secured debt facility waived the Fixed Charge Coverage Ratio for the quarter ended December 31, 2022 and the Net Debt to EBITDA ratio for quarters ended March 31, 2022 and June 30, 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of the respective quarters ended June 30, 2022, September 30, 2022 and December 31, 2022.

On January 13, 2023, the Company fully repaid the debt outstanding of $7,897,356 (CAD$10,550,000), which included a prepayment fee of $74,000 (CAD $100,000) for repaying the debt in advance of the maturity date November 28, 2023.

(c)	Unsecured promissory notes

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. During the quarter ended September 30, 2023, the Company repaid a total principal of $200,000 (quarter ended September 30, 2022 - $180,000). The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes. The Company recorded an accretion expense of $3,491 and $14,792 for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - $9,368 and $32,302, respectively).

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the note is being accreted over the life of the note. During the three and nine months ended September 30, 2023, the Company recorded interest expense of $1,455 and $8,347, respectively (three and nine months ended September 30, 2022 – $7,261 and $24,562, respectively) and accretion expense of $3,387 and $19,079, respectively (three and nine months ended September 30, 2022 - $15,035 and $52,210, respectively). In addition, the Company repaid $322,703 during the nine months ended September 30, 2023 (nine months ended September 30, 2022 - $307,037).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

7.	Derivative warrant liability

On August 1, 2023, the Company completed a private placement offering (the “2023 Offering”). The Company sold 5,800,000 units (the "Units") at a price per Unit of $0.31 for aggregate gross proceeds of $1,798,000 before the deduction of related transaction costs. Each Unit consists of one common share of the Company and one-half of one Common Share purchase warrant. Each warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.31 per Common Share until June 30, 2024. The issuance included 1,583,333 Units under the 2023 Offering made to Brad Wells, a member of the Board of Directors and constitutes a related party transaction.  Issuance costs of $80,326 were incurred with $67,644 being recorded as a reduction of common shares and $12,682 recorded in accretion and other financing costs.

On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other PIPE expenses. Each Unit consists of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.39 per share. The Warrants will be exercisable beginning on January 21, 2023 and will expire on July 21, 2027. Issuance costs of $741,000 were incurred with $344,000 being recorded as a reduction of common shares and $397,000 recorded in accretion and other financing costs.

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses. Each Unit consists of one and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitles the shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants were exercisable as at March 15, 2022 and will expire five years from the issuance date on September 14, 2026.

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria, i.e., issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price for the Warrants issued under the PIPE and 2021 and 2023 Offerings are denominated in US currency, which differs from the CAD functional currency of the issuing entity. As a result, the Warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and therefore is deemed to be variable.

The derivative warrant liability is measured at fair value with changes in fair value recognized in the interim condensed consolidated statements of loss and comprehensive loss at each year-end. The derivative warrant liability will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes option pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of Warrants are based on an estimated exercise term.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The following are assumptions used by the Company to determine fair value for the quarter ended September 30, 2023:

2023 Offering - August 1, 2023

	September 30, 2023	August 1, 2023 initial recognition
Fair value (CAD)	$0.03	$0.13
Share price (CAD)	$0.23	$0.39
Exercise price (USD)	$0.31	$0.31
Expected volatility	82.11%	90.96%
Risk-free rate	4.83%	4.78%
Expected life (years)	0.75	0.92
Expected dividends	0%	0%

PIPE - July 21, 2022

	September 30, 2023	December 31, 2022	July 21, 2022 initial recognition
Fair value (CAD)	$0.04	$0.10	$0.93
Share price (CAD)	$0.23	$0.36	$1.41
Exercise price (USD)	$1.39	$1.39	$1.39
Expected volatility	79.2%	77.1%	69.9%
Risk-free rate	4.48%	3.50%	3.06%
Expected life (years)	3.81	4.55	5.0
Expected dividends	0%	0%	0%

Offering - September 15, 2021

	September 30, 2023	December 31, 2022	September 15, 2021 initial recognition
Fair value (CAD)	$0.004	$0.02	$1.93
Share price (CAD)	$0.23	$0.36	$4.43
Exercise price (USD)	$5.00	$5.00	$5.00
Expected volatility	80.9%	75.0%	62.0%
Risk-free rate	4.65%	3.67%	0.83%
Expected life (years)	2.96	3.71	5.0
Expected dividends	0%	0%	0%

For the three and nine months ended September 30, 2023, a gain on revaluation of derivative warrant liabilities was recorded in the amount of $543,114 and $408,600, respectively (three and nine months ended September 30, 2022 – a gain of $2,477,746 and $3,524,526, respectively).

As at September 30, 2023, there were 8,569,499 Warrants outstanding associated with the PIPE and Offerings from 2021 and 2023 and nil exercised (December 31, 2022 – 5,669,499 and nil exercised).

8.	Capital stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan that, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards that have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its shareholders every three years following its adoption pursuant to the requirements of the TSX.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plan”). The Legacy Plan will continue to be authorized for the sole purpose of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

Common shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at September 30, 2023, common shares of the Company were reserved as follows:

	Exercise price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.20 - $3.10	January 2024 - December 2024	22,500
	$3.13	January 2025- December 2025	10,000
Options – Omnibus Equity Incentive Plan	$2.80 - $2.99	January 2031 - December 2031	45,000
	$0.45 - $1.35	January 2032 - December 2032	689,829
Deferred share units – Legacy Plan	$1.20 - $2.10	N/A	66,667
Restricted share units – Omnibus Equity Incentive Plan	N/A	January 2024 - December 2024	286,667
	N/A	January 2026 - December 2026	972,000
	N/A	January 2031 - December 2031	166,178
	N/A	N/A	466,859
Performance share units – Omnibus Equity Incentive Plan	N/A	N/A	125,000

Warrants

On January 16, 2023, 7,968,750 common share purchase warrants were issued to Beedie in conjunction with the Beedie Note Payable. Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030. In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the five-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable subsequent advance. The subsequent warrants will expire seven years from the date of issuance. See note 6(a) for accounting for warrants issued in connection with the Beedie Note Payable.

During the quarter ended September 30, 2023, there were no warrants exercised (2022 - nil) for $nil proceeds (2022 - $nil). There were no warrants issued under the Legacy Plan (2022 - nil).

As at September 30, 2023, there were 8,466,173 warrants outstanding associated with the Beedie financing (2022 - nil).

As at September 30, 2023, there are 17,035,672 total warrants outstanding.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Stock option plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company's legacy stock option plan allows for the granting of options (and DSUs as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding 10 years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the year ended December 31, 2021, certain stock options granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested options
•	receive cash payment, net of withholding taxes, equal to vested options multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability, which is remeasured at each reporting period. As at September 30, 2023, the Company had no options outstanding that are to be cash-settled as these options were all forfeited. For the three and nine months ended September 30, 2023, there was $nil recorded of gain or loss on revaluation of options (three and nine months ended September 30, 2022 - gain on revaluation of $nil and $1,063,662, respectively) deemed to be cash-settled.

	Nine months ended September 30, 2022	December 31, 2022
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value at grant date (CAD)	$0.95 - 1.32	$0.20 - $ 0.81
Share price at grant date (CAD)	$0.95 - 1.32	$0.34 - $1.32
Exercise price (CAD)	$0.98 - 1.35	$0.45 - $1.35
Expected volatility	62.47% - 69.88%	62.5% - 72.3%
Expected option life (years)	5.5 - 6.5	5.5 - 6.5
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.91% - 3.16%	2.90% - 3.16%

As at September 30, 2023, 32,500 options were vested related to the Legacy Plan (December 31, 2022 - 720,100) with a weighted average exercise price of CAD $2.49 per share (December 31, 2022 - CAD $2.88 per share).

As at September 30, 2023, 548,163 options were vested related to the Omnibus Equity Incentive Plan (December 31, 2022 - 486,864) with a weighted average exercise price of CAD $0.91 per share (December 31, 2022 - CAD $1.67).

During the three months and nine months ended September 30, 2023, there were no stock options granted to directors, officers, employees, and contractors (three and nine months ended September 30, 2022 - 319,384).

During the three and nine months ended September 30, 2023, nil options were exercised (three and nine months ended September 30, 2022 - nil), for $nil proceeds (three and nine months ended September 30, 2022 - $nil). There were 196,468 and 1,076,718 stock options forfeited during the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - 50,000 and 859,586, respectively) and nil stock options that expired during the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 – nil and 72,000, respectively).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

The following information applies to stock options outstanding per the Legacy Plan as at September 30, 2023, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.20 - $3.10	22,500	1.0 years	$2.20	22,500	$2.20
$3.13	10,000	1.6 years	$3.13	10,000	$3.13
	32,500	1.1 years	$2.49	32,500	$2.49

The following information applies to stock options outstanding per the Omnibus Equity Incentive Plan as at September 30, 2023, along with their respective exercise prices and related weighted average remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.80 - $2.99	45,000	8.2 years	$2.84	25,000	$2.88
$0.45 - $1.35	689,829	8.9 years	$0.90	523,163	$0.82
	734,829	8.9 years	$1.02	548,163	$0.91

Deferred Share Units Plan

The Company established a DSU Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the option and DSU plans in aggregate as at September 30, 2023 were 4,081,215 (December 31, 2022 – 3,464,970) of which 873,447 were outstanding stock options, 66,667 were outstanding DSUs, 1,891,704 were outstanding RSUs, and 125,000 were outstanding PSUs for a total of 2,956,818 (December 31, 2022 - 2,896,933).

The Company did not grant any DSUs to directors of the Company during the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established an RSU Plan. RSUs have a term not exceeding 10 years to indefinite expiry when granted and can fully vest immediately, after one year, vest each month, or vest as follows:

•	1/3 after one year

•	1/3 after two years

•	1/3 after three years

During the year ended December 31, 2021, certain RSUs granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs

•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company

•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Certain RSUs issued by the Company included the choice of settlement method lies with the RSU holder, which includes a cash settlement; the Company has recorded the associated RSU grants as a cash-settled share-based payment and recorded a share-based payment liability. As at September 30, 2023, there are 153,678 RSUs outstanding that are classified as cash-settled share-based payments.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

As a result of remeasuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $50,103 and $170,091 for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 – gain of $137,224 and $445,682 respectively). The RSUs were valued at the following fair values:

	Three months ended September 30, 2023	Three months ended September 30, 2022
Fair value (CAD)	$0.23	$0.82
Share price (CAD)	$0.23	$0.82

During the three and nine months ended September 30, 2023, nil and 1,394,000 RSUs were granted respectively to directors, officers, employees, and contractors which are equity accounted for (three and nine months ended September 30, 2022 – 424,489 and 678,463 respectively). During the three and nine months ended September 30, 2023, 31,250 and 1,609,589 RSUs were vested respectively and 80,686 and 323,515 RSUs were exercised respectively for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 – 424,489 RSUs were vested and 40,549 RSUs were exercised).

Performance Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a PSU Plan. The PSUs have an indefinite term when granted and vest 100% after one year if the performance vesting conditions are met. As at September 30, 2023, the Company has determined that it is probable that the performance vesting condition will be met by the respective employees.

No PSUs were granted to employees for the three and nine months ended September 30, 2023.

On May 16, 2022, 195,000 PSUs were granted to employees, of which 30,000 shares were forfeited during the year ended December 31, 2022. The PSUs were recorded at the fair value on the date of the grant. The PSUs were valued at the following fair value:

Year ended December 31, 2022
Omnibus Equity Incentive Plan
Fair value (CAD)	$1.32
Share price (CAD)	$1.32

During the three and nine months ended September 30, 2023, nil and 40,000 PSUs were exercised.

9.	Stock-based compensation

The total compensation expense relating to the value assigned to the stock options, RSUs, and PSUs granted to directors, officers, employees and contractors for the three and nine months ended September 30, 2023 was $54,974 and $893,101 respectively (three and nine months ended September 30, 2022 - $681,193 and $2,173,969 respectively), which was included in the stock-based compensation expense with a corresponding charge to contributed surplus of $731,830 (September 30, 2022 - $1,119,226) and share-based payment liability of $161,271 (September 30, 2022 - $1,054,743).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

10.	Net loss per share

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Numerator for basic and diluted net loss per share:
Net loss for the period	$(4,379,016)	$(1,329,940)	$(11,396,860)	$(6,537,993)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	38,804,967	32,749,800	36,078,834	30,854,262
Effect of potential dilutive securities	–	–	–	–
Adjusted denominator for diluted net loss per share	38,804,967	32,749,800	36,078,834	30,854,262

Basic net loss per share	$(0.11)	$(0.04)	$(0.32)	$(0.21)
Diluted net loss per share	$(0.11)	$(0.04)	$(0.32)	$(0.21)

For the nine months ended September 30, 2023, 19,886,372 of potentially dilutive common shares (nine months ended September 30, 2022 - 8,236,098) issuable upon the exercise of warrants, DSUs, RSUs, PSUs, and options were not included in the computation of loss per share because their effect was anti-dilutive.

11.	Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2023	2022	2023	2022
Trade and other receivables	$50,602	$(399,742)	$202,118	$(450,163)
Inventories	(1,422)	3,595	3,933	16,408
Other current assets	(258,336)	(280,184)	(167,561)	14,668
Trade and other payables and accrued liabilities	512,592	(124,628)	1,753,420	1,401,018
Income tax payable	–	–	104,670	–
Contract liabilities	223,643	48,135	150,164	491,024
Total	$529,079	$(752,824)	$2,046,744	$1,472,955

Other supplemental cash flow information as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2023	2022	2023	2022
Cash received for interest	$14,785	$170	$21,524	$899
Cash paid for interest	341,714	234,211	1,188,763	$920,488

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

12.	Segmented financial information

The Company has determined it has two reportable business segments, namely technology and related revenue and technology services. The technology and related revenue segment develops, distributes licenses computer-based digital solutions based on the Company’s proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the transcription services and computer-based digital solutions currently offered by the Company.

The Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (“CODMs”) are the operating decision makers and regularly reviews the Company’s operations and performance by segment. Effective January 1, 2023, the CODMs review segment Adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Prior to this, the CODMs reviewed segment income (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

Financial information by reportable business segment is as follows:

	Three months ended September 30, 2023
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$905,077	$9,197,750	$–	$10,102,827
Gross Profit	696,361	3,635,723		4,332,084
Selling and administrative expenses	465,799	4,721,141	308,407	5,495,347
Research and development expenses	16,851	169,918	–	186,769
Adjusted EBITDA	$213,711	$(1,255,337)	$(308,407)	$(1,350,032)
Stock-based compensation				54,974
Depreciation and amortization				1,251,826
Foreign exchange loss				43,287
Interest, accretion, and other financing costs				1,086,815
Gain on revaluation of RSUs				(50,103)
Gain on revaluation of the derivative warrant liability				(543,114)
Restructuring costs				474,597
Other income				(12,031)
Current income tax expense				7,990
Deferred income tax expense				714,743
Net loss				$(4,379,016)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Three months ended September 30, 2022
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$1,150,737	$10,634,976	$–	$11,785,713
Gross Profit	224,785	5,352,400	–	5,577,185
Selling and administrative expenses	425,445	4,928,640	605,925	5,960,010
Research and development expenses	17,074	147,775	–	164,849
Gain on contingent consideration	–	11,807	–	11,807
Adjusted EBITDA	$(217,734)	$264,178	$(605,925)	$(559,481)
Stock-based compensation				681,193
Depreciation and amortization				1,272,637
Foreign exchange loss				(151,354)
Interest, accretion, and other financing costs				701,208
Gain on revaluation of RSUs				(137,224)
Gain on revaluation of the derivative warrant liability				(2,477,746)
Restructuring costs				134,582
Business acquisition costs				23,339
Loss on extinguishment of debt				747,865
Other income				(170)
Current income tax recovery				(97,827)
Deferred income tax expense				73,956
Net loss				$(1,329,940)

	Nine months ended September 30, 2023
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$2,907,906	$27,766,385	$–	$30,674,291
Gross Profit	2,135,818	11,259,104	–	13,394,922
Selling and administrative expenses	1,451,518	13,859,942	950,832	16,262,292
Research and development expenses	49,365	471,369	–	520,734
Gain on contingent consideration	–	(10,389)	–	(10,389)
Adjusted EBITDA	$634,935	$(3,061,818)	$(950,832)	$(3,377,715)
Stock-based compensation				893,101
Depreciation and amortization				4,097,355
Foreign exchange loss				689,575
Interest, accretion, and other financing costs				2,144,193
Gain on revaluation of RSUs				(170,091)
Gain on revaluation of the derivative warrant liability				(408,600)
Restructuring costs				531,463
Impairment of goodwill and intangible assets				157,464
Other income				(21,438)
Current income recovery				(32,101)
Deferred income tax expense				138,224
Net loss				$(11,396,860)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Nine months ended September 30, 2022
	Technology and related revenue	Technology services	Corporate	Total
Revenue	$2,989,505	$32,672,844	$–	$35,662,349
Gross Profit	1,438,526	15,721,910	–	17,160,436
Selling and administrative expenses	1,401,080	15,312,661	1,915,017	18,628,758
Research and development expenses	53,842	588,449	–	642,291
Gain on contingent consideration	–	107,879	–	107,879
Adjusted EBITDA	$(16,396)	$(287,079)	$(1,915,017)	$(2,218,492)
Stock-based compensation				2,173,969
Depreciation and amortization				3,651,618
Foreign exchange loss				597,209
Interest, accretion, and other financing costs				1,571,329
Gain on revaluation of options				(1,063,662)
Gain on revaluation of RSUs				(445,682)
Gain on revaluation of the derivative warrant liability				(3,524,526)
Restructuring costs				303,690
Business acquisition costs				418,856
Loss on extinguishment of debt				747,865
Other income				(899)
Current income tax expense				74,815
Deferred income tax recovery				(185,081)
Net loss				$(6,537,993)

The comparative figures for selling and administrative expenses and research and development expenses have been adjusted for the three and nine months ended September 30, 2022 to reflect the current period presentation. The selling and administrative and research and development expenses originally reported for the three months ended September 30, 2022 for technology and related revenue were $3,746,210 and $164,849 respectively. The selling and administrative and research and development expenses originally reported for the nine months ended September 30, 2022 for technology and related revenue were $9,714,728 and $642,291 respectively. The selling and administrative and research and development expenses for technology services originally reported for the three months ended September 30, 2022 were $1,607,874 and $nil respectively. The selling and administrative and research and development expenses for technology services originally reported for the nine months ended September 30, 2022 were $6,999,013 and $nil respectively.

13.	Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 12).

	Three months ended September 30,		Nine months ended September 30,
Primary geographical markets	2023	2022	2023	2022
Australia	$5,414,060	$6,983,536	$16,614,102	$20,569,416
United States	4,181,140	4,254,165	12,599,935	13,509,582
United Kingdom	446,902	375,989	1,274,054	1,273,741
Canada	55,084	114,141	147,644	211,044
Other	5,641	57,882	38,556	98,566
Total	$10,102,827	$11,785,713	$30,674,291	$35,662,349

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
Major products/service lines	2023	2022	2023	2022
Technology services	$9,197,750	$10,634,976	$27,766,385	$32,672,844
Software licenses	81,559	136,610	362,499	229,459
Support and maintenance	442,635	459,073	1,348,754	1,409,978
SaaS	54,302	25,744	124,244	64,108
Subscriptions	157,853	132,760	486,743	349,808
Professional services	95,576	361,245	282,469	738,943
Hardware and other	73,152	35,305	303,196	197,209
Total	$10,102,827	$11,785,713	$30,674,291	$35,662,349

Technology Services revenue is reported in Technology Services segment and all other remaining products/services revenues are reported in Technology and related revenue segment.

The Company had no customers who contributed greater than 10% of consolidated total revenues during the nine months ended September 30, 2023 (2022 – one customer at 13.3%).

Technology services, software licenses, hardware and other revenue are recognized at a point in time, except for revenue for select customers which is recognized over time. Professional services, support and maintenance, SaaS, and subscription revenue is recognized over time.

14.	Lease obligations

Below is a summary of the activity related to the Company’s lease liabilities for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Lease obligations, beginning of period	$856,669	$1,018,924	$1,206,248	$1,188,769
Interest on lease liabilities	19,963	23,773	66,059	78,764
Interest payments on lease liabilities	(19,963)	(23,773)	(66,059)	(78,764)
Principal payments of lease liabilities	(214,186)	(69,338)	(351,405)	(186,658)
Adjustment/abatement	11,849	–	(92,306)	(8,642)
Foreign exchange difference	66,039	(63,916)	(42,166)	(107,799)
Total	$720,371	$885,670	$720,371	$885,670

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises of minimum rent and do not include variable costs. The minimum payments under all agreements are as follows:

2023	$142,685
2024	433,081
2025	222,976
$798,742

15.	Income taxes

For the three and nine months ended September 30, 2023, the Company derecognized deferred tax asset relating to our Australia operations and $475,293 was recorded as a deferred income tax expense.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

16.	Risk management for financial instruments

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables and accrued liabilities approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market.

Fair value measurements recognized in the consolidated statement of financial position must be categorized in accordance with the following levels:

a.	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

b.	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

c.	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the interim condensed consolidated statements of financial position consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share-based payment liability, contingent consideration, and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at September 30, 2023.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk. Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the interim condensed consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	September 30, 2023	December 31, 2022
United States	53%	48%
Australia	20%	29%
United Kingdom	20%	16%
Rest of world	7%	7%
	100%	100%

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its interim condensed consolidated statement of financial position. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Great Britain pounds, Canadian, U.S., and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of September 30, 2023, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $58,000 (2022 - $4,000).

The Company’s Canadian operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $59,000 as at September 30, 2023 (2022 - $47,000).

The Company’s UK subsidiaries are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $31,000 as at September 30, 2023 (2022 - $4,000).

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $43,287 and $689,575 for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 – foreign exchange gain of $151,354 and foreign exchange loss of $597,209 respectively).

Capital management

The Company considers its capital structure to consist of shareholders’ equity and long-term debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

17.	Seasonality

Interim period revenues, gross profit and net income or loss are not necessarily indicative of the results of operations for the full fiscal year. Within the Company’s Technology Services segment, the Company has identified that the first and fourth quarter revenues are generally lower than revenues generated during other interim periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

18.	Subsequent Event

On November 10, 2023, in connection with the Company’s Note Payable, the Company has drawn an additional $1,250,000 (“Subsequent Advance”) from the $2,000,000 available, increasing the outstanding principal amount of the Note Payable to $14,250,000. The Note Payable is now subject to 9.5% interest payable monthly and paid-in kind interest rate of 5% per annum (previously 3%) compounded monthly and added to the outstanding amount of the Note Payable.  Beedie was also granted a participation right in certain future equity financing of the Company in order to maintain its pro rata equity interest in the Company. Additionally, the Company is to pay an amendment fee of $375,000 at maturity or repayment of the Note Payable, which is subject to waiver in the event that the shareholders of the Company approve an increase to the number of common share purchase warrants issuable to the Lender under the Credit Agreement. In connection with the Subsequent Advance, the Company has issued 123,365 common share purchase warrants to Beedie. Each warrant is exercisable to purchase one common share of the Company at an exercise price of CDN$0.20 per warrant share. The Warrants expire on November 10, 2030.  The Company intends to use the Subsequent Advance for growth initiatives.   The Company also agreed to reprice existing warrants held by Beedie totaling 8,466,173 to an exercise price of CDN$0.20 per warrant share from CDN$0.35 and CDN$0.45 per warrant share.  The 8,466,173 warrant share expires between January 16, 2030 and July 25, 2030. The completion of the repriced existing warrants is subject to final approval of the TSX and will not take effect until approval has been received.

On November 10, 2023, the Company also amended the Note Payable agreement which amended the minimum balance of unrestricted cash and cash equivalents, minimum monthly adjusted EBITDA and maximum total leverage covenants. Unrestricted cash and cash equivalents were amended up to December 31, 2024. The minimum monthly adjusted EBITDA and maximum total leverage covenants were amended up to January 31, 2024.